Exhibit 99.1

Cadbury Schweppes plc Appoints Lord Patten of Barnes as Non-Executive Director

Cadbury Schweppes plc today announces the appointment of The Rt Hon The Lord Patten of Barnes CH to the Cadbury Schweppes Board effective from 1 July 2005.

Lord Patten (age 61) is Chancellor of Oxford University and Newcastle University, a member of the Privy Council and a Companion of Honour.

Lord Patten has had a distinguished career. He was a Member of Parliament in the UK from 1979 to 1992, during which time he held offices as Parliamentary Under Secretary of State, Northern Ireland Office, Minister of State at the Department of Education and Science and Minister for Overseas Development at the Foreign & Commonwealth Office, Secretary of State for the Environment and Chancellor of the Duchy of Lancaster.

Appointed Governor of Hong Kong in 1992 Lord Patten oversaw the return of Hong Kong to China in 1997. He was Chairman of the Independent Commission on Policing for Northern Ireland, set up under the Good Friday Peace Agreement, which reported in 1999. He held the position of European Commissioner for External Relations from 1999 until 2004.

Commenting on the appointment chairman, John Sunderland, says, “I am delighted Lord Patten will be joining our board. He brings a great deal of experience and expertise, especially in the area of international relations, which is valuable to a company that has a presence in almost every country in the world. I am pleased to welcome him to Cadbury Schweppes.”

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Media Enquiries Cadbury Schweppes: Andraea Dawson-Shepherd Katie Macdonald-Smith Tel: 020 7830 5011

Notes to editors:

Cadbury Schweppes board membership currently comprises;

John Sunderland – executive chairman
Roger Carr – deputy chairman and senior independent non-executive
Todd Stitzer – chief executive officer
Ken Hanna – chief financial officer
Bob Stack – chief human resources officer
Dr Wolfgang Berndt – independent non-executive
Rick Braddock – independent non-executive
David Thompson- independent non-executive
Rosemary Thorne – independent non-executive
Baroness Wilcox – independent non-executive

Mike Clark – group secretary and chief legal officer

Cadbury Schweppes is a major global group which manufactures, markets and distributes branded beverages and confectionery treats and refreshments around the world. With origins stretching back over 200 years, today Cadbury Schweppes’ products – which include brands such as Cadbury, Schweppes, Halls, Trident, Dr Pepper, Snapple, Trebor, Dentyne, Bubblicious and Bassett – are enjoyed in almost every country around the world. The group employs over 50,000 people and is a global leader in total confectionery and the world’s third largest soft drinks group.